Exhibit 99.B(e)(2)

SCHEDULE A

TO THE DISTRIBUTION AGREEMENT

DATED AS OF DECEMBER 10, 2010,

AS AMENDED SEPTEMBER 25, 2020 AND MARCH 25, 2022

BETWEEN

ADVISER MANAGED TRUST

AND

SEI INVESTMENTS DISTRIBUTION CO.

This Agreement shall apply with respect to portfolios of the Trust, either now existing or in the future created. The following is a listing of the current portfolios of the Trust:

Tactical Offensive Equity Fund

Tactical Offensive Core Fixed Income Fund

Diversified Equity Fund

Core Fixed Income Fund

Enhanced Fixed Income Fund

ADVISER MANAGED TRUST		SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ Stephen MacRae	By:	/s/ Maxine J. Chou

Name:	Stephen MacRae	Name:	Maxine J. Chou

Position:	Vice President	Position:	CFO & COO